

Mail Stop 3561   January 6, 2016

<u>Via E-Mail</u>
Mr. Ron Cameron
Chief Financial Officer
Dominion Diamond Corporation
P.O. Box 4569, Station A
Toronto, ON, Canada M5W 4T9

> **Re: Dominion Diamond Corporation**
> **Form 40-F for the Fiscal Year Ended January 31, 2015**
> **Filed April 20, 2015**
> **File No. 001-33838**

Dear Mr. Cameron:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 40-F for the Fiscal Year Ended January 31, 2015</u>

<u>Exhibit 99.6</u>

<u>Highlights, page 1</u>
<u>Management's Discussion and Analysis, page 5</u>
<u>Non-IFRS Measures, page 23</u>

1.   The non-IFRS measures you call EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDA margin appear to also exclude other amounts such as exploration costs and foreign exchange gain (loss). In future filings, please revise the titles used for these non-IFRS measures here and elsewhere throughout the filing to better convey what they represent. One choice may be to title them adjusted EBITDA and adjusted EBITDA margin. Please also clearly disclose in future filings that exploration costs and foreign exchange gain (loss) are excluded from these non-IFRS measures and explain why. Please provide us your proposed disclosure revisions.

Segmented Analysis, page 11

2.   In future filings, please revise your segmented analysis to also discuss separately with quantification the business reasons for changes between periods in the segment profit (loss) before income taxes for each segment and corporate, as shown in your segment footnote on page 71. Please provide us your proposed disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Marlowe at (202) 551-5395 or Rufus Decker at (202) 551-3769 if you have questions regarding the comments and related matters.

Sincerely,

/s/Tia L.Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining